UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For May 10, 2005.

Commission File Number 1-11284

NORANDA INC.

(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200

Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1:

Material Change Report as to completion of offer to purchase all of the outstanding common shares of Falconbridge Limited not already owned by Noranda Inc. or its affiliates for common shares of Noranda Inc.

The foregoing document shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The foregoing Report is specifically (a) incorporated by reference as an Exhibit into the registrant's Registration Statement on Form F-9 (File No. 333-108720) and (b) incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-13582 and 333-113725).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC.
(Registrant)

May 10, 2005	By:	/s/ Stephen K. Young
Stephen K. Young – Corporate Secretary

Exhibit Index

Exhibit No.	Description

99.1

Material Change Report as to completion of offer to purchase all of the outstanding common shares of Falconbridge Limited not already owned by Noranda Inc. or its affiliates for common shares of Noranda Inc.